# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Universe Pharmaceuticals INC, CIK 0001809616
CUSIP: G9442G138
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 265 Jingjiu Avenue, Jinggangshan Economic and Technological, Ji'an, Jiangxi, China (F4), 343100
Date of event which requires filing of this statement: 07/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002148778

## Reporting persons
- Origin Force Intelligence Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 916,759; sole dispositive power 0; shared dispositive power 916,759; aggregate amount beneficially owned 916,759 (18.3% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 916,759 Class A ordinary shares held by Origin Force Intelligence Limited, a company with limited liability formed in the British Virgin Islands. Origin Force Intelligence Limited is wholly owned and controlled by Piao Ye, an individual.
  
  Percentage of class is calculated based on 5,008,313 Class A ordinary shares outstanding as of July 27, 2026.
- Piao Ye: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 916,759; sole dispositive power 0; shared dispositive power 916,759; aggregate amount beneficially owned 916,759 (18.3% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 916,759 Class A ordinary shares held by Origin Force Intelligence Limited, a company with limited liability formed in the British Virgin Islands. Origin Force Intelligence Limited is wholly owned and controlled by Piao Ye, an individual.
  
  Percentage of class is calculated based on 5,008,313 Class A ordinary shares outstanding as of July 27, 2026.

## Item 1. Issuer
Name of issuer: Universe Pharmaceuticals INC
Address of issuer's principal executive offices: 265 Jingjiu Avenue, Jinggangshan Economic and Technological, Ji'an, Jiangxi, CHINA, 343100

## Item 2. Person Filing
Name of person filing:
Origin Force Intelligence Limited
Piao Ye
Address of principal business office or, if none, residence:
Origin Force Intelligence Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands
Piao Ye: No. 1, 1st Street, Phoenix Garden, Country Garden, Yongning Subdistrict, Zengcheng District, Guangzhou, Guangdong Province 511300, People's Republic of China
Citizenship:
Origin Force Intelligence Limited: British Virgin Islands
Piao Ye: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Origin Force Intelligence Limited: 916,759.00
Piao Ye: 916,759.00
Percent of class:
Origin Force Intelligence Limited: 18.30%
Piao Ye: 18.30%
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Origin Force Intelligence Limited: /s/ Piao Ye, Piao Ye/Director (09/01/2026)
- Piao Ye: /s/ Piao Ye, Piao Ye (09/01/2026)
Comment: Exhibit 99.1 - Joint Filing Agreement